UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE OF 1934
                               (AMENDMENT NO. 5)*



                                      HAVAS
                                      -----
                                (Name of Issuer)

            ORDINARY SHARES, NOMINAL VALUE (EURO)0.40 PER SHARE, AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE (1) ORDINARY SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                     419313101 (AMERICAN DEPOSITARY SHARES)
                     --------------------------------------
                                 (CUSIP Number)



       CEDRIC DE BAILLIENCOURT                    RICHARD A. POLLACK, ESQ.
            TOUR BOLLORE                         SULLIVAN & CROMWELL LLP
       31/32 QUAI DE DION BOUTON                       125 BROAD STREET
        92800 PUTEAUX, FRANCE                     NEW YORK, NEW YORK 10004
     TELEPHONE: (33) 1 46 96 48 97                TELEPHONE: (212) 558 4000
      TELEFAX: (33) 1 46 96 48 76                  TELEFAX: (212) 558 3588

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 10, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         (Continued on following pages)

                                  SCHEDULE 13D
--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 2 OF 14 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Vincent Bollore
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           AF, PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 5,000
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  118,682,556*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 5,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 118,682,556*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           118,687,556*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.67%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           HC, IN
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 27.90% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on November 10, 2005.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 3 OF 14 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Bollore Medias Investissements
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  117,398,820*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 117,398,820*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           117,398,820*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.37%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 27.59% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on November 10, 2005.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 4 OF 14 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Bollore Investissement
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  118,682,556*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 118,682,556*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           118,682,556*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.67%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 27.89% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on November 10, 2005.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 5 OF 14 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Financiere du Loch
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  1,280,636
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 1,280,636
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,280,636
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.30%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.30% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on November 10, 2005.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 6 OF 14 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Cedric de Bailliencourt
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on November 11, 2005.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 7 OF 14 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Marc Bebon
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on November 10, 2005.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 8 OF 14 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Thierry Marraud
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 3,100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 3,100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on November 10, 2005.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 5 to Statement on Schedule 13D (the "AMENDMENT NO. 5") amends and supplements the Statement on Schedule 13D, originally filed on October 26, 2004, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, filed on December 27, 2004, as amended and supplemented by Amendment No. 2 to Statement on Schedule 13D, filed on April 28, 2005, as amended and supplemented by Amendment No. 3 to Statement on Schedule 13D, filed on June 10, 2005, and as further amended and supplemented by Amendment No. 4 to Statement on
Schedule 13D, filed on June 16, 2005, and relates to the ordinary shares, nominal value (euro)0.40 per share (the "ORDINARY SHARES") of Havas, a French societe anonyme (the "ISSUER") with its principal executive offices located at 2 allee de Longchamp, 92281 Suresnes Cedex, France.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2(a)-(c), (f) is hereby amended and supplemented by adding the following two paragraphs at the end of the current description:

This Amendment No. 5 is being filed on behalf of Financiere du Loch ("FDL"), a French societe civile indirectly controlled by Mr. Vincent Bollore, BMI, BI and Messrs Vincent Bollore, Cedric de Bailliencourt, Marc Bebon and Thierry Marraud (collectively, the "BOLLORE FILING PERSONS"). This Amendment No. 5 is being filed in order to report additional purchases of Ordinary Shares made by the Bollore Filing Persons.

The information concerning the name, state of organization, principal business and the principal business address of FdL, and the information concerning the name, business address, present principal occupation, and the citizenship/place of organization of each of the executive officers, directors and controlling person of FdL is set forth on Exhibit 1 hereto.

Item 2(d)-(e) is hereby replaced and superseded in its entirety by the following description:

(d)-(e) During the last five years, none of the Bollore Filing Persons, nor, to the best of their knowledge, any of the directors, executive officers, general partners or controlling persons of BMI, BI or FdL has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby replaced and superseded in its entirety by the following description:

(a) See items 11 and 13 of the cover pages to this Amendment No. 5 for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

As of June 6, 2005,  there were  428,881,893  Ordinary  Shares,  as  reported by
Euronext Paris (the most recently available report). As of November 10, 2005, there were 425,463,658 voting rights, as published by the Autorite des Marches Financiers.

As of the filing date of this Amendment No. 5, BMI beneficially owns 117,398,820 Ordinary Shares, which includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings Inc. ("SEBASTIAN HOLDINGS") that BMI may be considered to beneficially own pursuant to the terms of the Sebastian Holdings Agreement described in Item 6. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. BMI's beneficial ownership represents approximately 27.37% of the Ordinary Shares and 27.59% of the voting rights.

As of the filing date of this Amendment No. 5, FdL beneficially owns 1,280,636 Ordinary Shares. FdL's beneficial ownership represents approximately 0.30% of the Ordinary Shares and 0.30% of the voting rights.

BI indirectly controls BMI, and thus, as of the filing date of this Amendment No. 5, may be considered to have beneficial ownership of the aggregate 117,398,820 Ordinary Shares beneficially owned by BMI, which includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings that BI may be considered to beneficially own pursuant to the terms of the Sebastian Holdings Agreement described in Item 6. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. BI also indirectly controls FdL, and thus, as of the filing date of this Amendment No. 5, may be considered to have beneficial ownership of the aggregate 1,280,636 Ordinary Shares beneficially owned by FdL. In addition to the 3,100 Ordinary Shares BI beneficially owns, as of the filing date of this Amendment No. 5, BI may be considered to have beneficial ownership of an aggregate of 118,682,556 Ordinary Shares, which represents approximately 27.67% of the Ordinary Shares and 27.89% of the voting rights.

As of the filing date of this Amendment No. 5, each of Messrs. de Bailliencourt and Bebon beneficially owns 100 Ordinary Shares, which holding represents approximately 0.00% of the Ordinary Shares and 0.00% of the voting rights.

As of the filing date of this Amendment No. 5, Mr. Marraud beneficially owns 3,100 Ordinary Shares, which holding represents approximately 0.00% of the Ordinary Shares and 0.00% of the voting rights.

Mr. Bollore indirectly controls BMI, BI and FdL, and thus, as of the filing date of this Amendment No. 5, may be considered to have beneficial ownership of the aggregate 117,398,820 Ordinary Shares beneficially owned by BMI, which includes 16,929,649 Ordinary Shares beneficially owned by Sebastian Holdings that BMI may be considered to beneficially own, the 1,280,636 Ordinary Shares beneficially owned by FdL and the 3,100 Ordinary Shares beneficially owned by BI. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. In addition to the 5,000 Ordinary Shares Mr. Bollore beneficially owns, as of the filing date of this Amendment No. 5, Mr. Bollore may be considered to have beneficial ownership of an aggregate of 118,687,556 Ordinary Shares, which represents approximately 27.67% of the Ordinary Shares and 27.90% of the voting rights.

(b) See items 7 through 10 of the cover pages to this Amendment No. 5 for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

BMI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a), except for the Ordinary Shares beneficially owned by Sebastian Holdings, with respect to which BMI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. However, BI, who indirectly controls BMI, directs the investments and voting of BMI. Thus, BI shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI, except for the Ordinary Shares beneficially owned by Sebastian Holdings, with respect to which BI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings.

FdL has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a). However, BI, who indirectly controls FdL, directs the investments and voting of FdL. Thus, BI shares voting power and dispositive power with respect to the Ordinary Shares owned by FdL.

Each of BMI, FdL and BI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a), except for the Ordinary Shares beneficially owned by Sebastian Holdings, with respect to which each of BMI and BI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings. However, Vincent Bollore, who controls BMI, FdL and BI through his indirect controlling interests in the parent companies of BMI, FdL and BI, directs the investments and voting of BMI, FdL and BI. Thus, Mr. Bollore shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI, FdL and BI, except for the Ordinary Shares beneficially owned by Sebastian Holdings, with respect to which Mr. Bollore, through its indirect control of BMI and BI, may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by Sebastian Holdings.

(c) Exhibit 2 describes the transactions effected by the Bollore Filing Persons in the past 60 days. All such transactions were effected on the Paris stock exchange (Euronext Paris).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Exhibit Description
-----------   -------------------

Exhibit 1 Information Concerning Reporting Persons and Their Executive Officers and Directors

Exhibit 2 Transactions in Havas Ordinary Shares by the Bollore Filing Persons in the past 60 days

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 14, 2005


                                    VINCENT BOLLORE

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   BOLLORE MEDIAS INVESTISSEMENTS

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   BOLLORE INVESTISSEMENT

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   FINANCIERE DU LOCH

                                   By: /s/ Cedric de Bailliencourt**
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   MARC BEBON

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   CEDRIC DE BAILLIENCOURT

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt

                                   THIERRY MARRAUD

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


* Duly authorized under the Joint Filing Agreement, dated April 26, 2005, appointing Cedric de Bailliencourt agent and attorney-in-fact, by and among Mr. Vincent Bollore, Bollore Medias Investissements, Bollore Investissement and Messrs. Marc Bebon, Cedric de Bailliencourt and Thierry Marraud, filed as
Exhibit 3 to Amendment No. 2 to Schedule 13D filed on April 28, 2005, and incorporated herein by reference.

** Duly authorized under the Joint Filing Agreement, dated October 26, 2004, appointing Cedric de Bailliencourt agent and attorney-in-fact, by and among Mr. Vincent Bollore, Financiere du Loch and certain other parties, filed as Exhibit 3 to Schedule 13D filed on October 26, 2004, and incorporated herein by reference.

                                INDEX OF EXHIBITS

Exhibit No.   Exhibit Description
-----------   -------------------

Exhibit 1 Information Concerning Reporting Persons and Their Executive Officers and Directors

Exhibit 2 Transactions in Havas Ordinary Shares by the Bollore Filing Persons in the past 60 days